DCF, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2017

DCF, LLC
TABLE OF CONTENTS
December 31, 2017

Certified Public Accountants
Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

<u>Report of Independent Registered Public Accounting Firm</u>

To the Members
of DCF, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DCF, LLC (the "Company") (a Tennessee corporation), as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Information on page 8 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 6, 2018

DCF, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	375,276
Accounts receivable		34,939
Computer equipment, at cost, less accumulated depreciation of $ 5,816		6,249
Other assets		6,805
Total Assets	$	423,269

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$	11,435
Deferred revenue		240,000
Total Liabilities		251,435
Member's Equity		171,834
Total Liabilities and Members' Equity	$	423,269

The accompanying notes are an integral part of these financial statements.

Revenues	
Investment Banking	$ 3,346,878
Registered representative fee	29,808
Total Revenues	3,376,686
Expenses	
Advertising and promotion	41,760
Accounting and auditing fees	9,680
Computer and internet	9,533
Continuing Education	4,227
Consulting	3,194,601
Contributions - charitable	1,550
Contributions - political	1,500
Depreciation expense	1,000
Dues and subscriptions	35,832
FINRA compliance, fees and licenses	13,405
Insurance	11,046
Legal fees	1,124
Miscellaneous	510
Office and administrative	4,566
Rent and parking fees	12,503
SIPC assessment	16,804
Professional dues	1,600
Telephone	4,205
Travel, meetings and entertainment	4,430
Total Expense	3,369,876
Income from Operations	6,810
Other Income (Expense)	
Loss on sell of securities	(2,225)
Interest Income	190
Net Income	$ 4,775

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2017

.	J.T. Decosimo	C.C. Gerber	Total
Members' Equity, January 1, 2017	$165,260	$2,021	$167,281
Adjustment	(200)	(22)	(222)
Net income	4,298	477	4,775
Members' Equity, December 31, 2017	$169,358	$2,476	$171,834

The accompanying notes are an integral part of these financial statements.

Cash Flows from Operating Activities	
Net Income	$ 4,775
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,000
(Increase) in accounts receivable	(27,533)
(Increase) in other assets	(2,424)
Increase in accrued expenses	11,240
Increase in deferred revenue	240,000
Net cash provided by operations	227,058
Cash Used from Investing Activities	
Distribution	(222)
Purchases of Equipment	(1,666)
Increase in Cash and Cash Equivalents	225,170
Cash and Cash Equivalents at Beginning of Year	150,106
Cash and Cash Equivalents at End of Year	$375,276

The accompanying notes are an integral part of these financial statements.

Note 1. Form of Organization and Principal Business Activity

DCF, LLC (the "Company") is a Tennessee Limited Liability Company organized on November 20, 2008 and began operations in January 2009. The Company acts as an agent in mergers and acquisition transactions and arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company, a broker/dealer, became a member of the Financial Regulatory Authority (FINRA) on June 22, 2009 and is a member of the Securities Investor Protection Corporation (SIPC).

Note 2. Summary of Significant Accounting Policies

<u>Basis of Accounting</u> The Company accounts for revenue and expenses on an accrual basis.

<u>Advertising Costs</u> Advertising costs are expensed as incurred. Advertising expense was $41,760 for the year ended December 31, 2017.

<u>Property and Equipment</u> Computer equipment and software, based on a three year life, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets. Depreciation expense was $1,000 for the year ended December 31, 2017.

<u>Income Taxes</u> The Company has elected for income tax purposes to be taxed as a partnership; therefore, the taxable income or losses of the Company are passed through to the members. The income taxes are paid by the members; therefore, no provision for or benefit from income taxes is recorded in the financial statements of the Company. The Company's partnership returns for 2014, 2015, 2016 and 2017 are subject to audit by relevant state and federal taxing authorities.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2017 and 2016, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

<u>Use of Estimates</u> The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash Equivalents</u> For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

<u>Receivables</u> Receivables consist of receivable balances from affiliates. One affiliate represented approximately 68% of the outstanding balance at year end. All account balances as of December 31, 2017 are considered collectible.

<u>Concentration of Risk</u> The Company received substantially all of its revenue during 2017 from approximately two clients. Except for fees from affiliated registered representatives, substantially all of the Company's revenue is project based and is not a recurring source of revenue.

<u>Uninsured Cash Balances</u> The Company as of December 31, 2017, had cash deposits that exceeded the $250,000 FDIC insured amount. The Company is aware of this exposure and is comfortable in the financial position of the bank in which the funds are deposited.

<u>Deferred Revenue</u> Revenues that were collected but not yet earned at year end totaled $240,000. The company received fees for a transaction that was not scheduled to legally close until early 2018. Due to the uncertainty of whether the deal would occur, revenue was deferred in the 2017 fiscal year.

Note 3. Date of Management Review

For the year ended December 31, 2017, the Company has evaluated subsequent events for potential recognition and disclosure through January 12, 2018, the date of the financial statements issuance and has determined that no event has occurred requiring disclosure.

DCF, LLC

SUPPLEMENTARY INFORMATION

December 31, 2017

DCF, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

Net Capital	$ 171,834
Members' equity allowable for net capital	
Other (deductions) or allowable credits:	
Deductions and/or charges:	
Non-allowable assets:	
Receivables from Non Customers	34,939
Net Fixed Assets	6,249
Other Assets	6,805
Net capital before haircuts on securities positions	123,841
Haircuts on securities:	
Trading and investment securities	–
Net Capital	$ 123,841
Aggregate Indebtedness	$ 251,435
Computation of Basic Net Capital Requirement	
Minimum net capital	$ 16,762
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 107,079
Net capital less 120% of minimum dollar net capital requirement	$ 98,698
Percentage of aggregate indebtedness to net capital	203.03 %
Percentage of debt to equity	0.00 %

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2017.

See report of independent registered public accounting firm.

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report Of Independent Registered Public Accounting Firm

To the Members
of DCF, LLC

We have reviewed management's statements, included in assertions made in Part 11A of the Company's Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) DCF, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and 17 C.F.R. §240.15c3-3(k)(2)(ii), and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 6, 2018

- Certified Public Accountants
    - Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

<u>Report of Independent Registered Public Accounting Firm On Applying</u>
<u>Agreed-Upon Procedures</u>

To the Members
of DCF, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by DCF, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 6, 2018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 6811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DCF, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

819 Broad Street

(No. and Street)

Chattanooga	TN	37377
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Thomas Decosimo

423-266-4000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co., PLLC

(Name – if individual, state last, first, middle name)

608 Mabry Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

    Public Accountant

    Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____J. Thomas Decsosimo_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__DCF, LLC_____, as
of ___**December 31**_____, 20**17**____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title



_____
Notary Public   My commission expires 1-12-19.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DCF, LLC

Statement of 15c3-3 Exemption Compliance

Decosimo Corporate Finance, LLC (DCF) claims an exemption from 17 C.F.R ss 240.15c 3-3. DCF met that exemption provision throughout the fiscal year ended December 31, 2017 without exception.

J. Thomas Decosimo

CEO

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

DCF, LLC

For the period from 01-01-17 to 12-31-17

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ 0
   A. Increases... 0
   B. Decreases 0

4. Balance, end of period (From item 3520)... $ 0